ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

14 December 2010

Director/PDMR Shareholding

Reed Elsevier announces that Mr Anthony Habgood, Chairman of Reed Elsevier, today purchased 25,000 Reed Elsevier NV ordinary shares at €9.18319 per share.

As a result of this transaction, Mr Habgood’s interest in the share capital of Reed Elsevier is now as follows:

50,000 Reed Elsevier PLC ordinary shares; and
25,000 Reed Elsevier NV ordinary shares.